Exhibit 99.2

FOR IMMEDIATE RELEASE
THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

January 27, 2025

Diversified Expands Asset Base, Density, and Commodity Mix with Acquisition of Liquids Rich Maverick Natural Resources

Financial and Strategic Accretive Acquisition Provides Opportunity for 95% Increase in Revenue, Enhanced Margins, Expense Synergies, and 55% Increase in Free Cash Flow

Unique & Differentiated Business Model Offers Reliable Production, Multi-Basin Commodity Diversification, and Strong Hedging Program that Enables Consistent Free Cash Flows

Significant Operating Scale Provides Optionality for Organic Growth Through Established Low-Risk, High-Return Development Partnership

Expands Proven Roll-Up Model to the Permian Basin and Forges Partnership with Energy Focused Investor EIG

 Modern Field Management Philosophy of Experienced Diversified Team Well Positioned to Leverage Technology, Capture Synergies and Unlock Portfolio Value

BIRMINGHAM, AL – January 27, 2025 – Diversified Energy (LSE: DEC; NYSE: DEC), today announced that it has entered into a definitive agreement to acquire Maverick Natural Resources, a portfolio company of EIG for total consideration of approximately $1,275 million. The Acquisition combines two complementary asset packages, pairing high-quality Proved Developed Producing weighted production assets with the lowest corporate decline and capital intensity among peers. The acquisition of Maverick by Diversified adds immediate scale, increases liquids production, and creates a combined company with long-term free cash flow generation, superior unit cash margins, and a compelling sustainability profile.

The Acquisition further executes upon Diversified’s strategy for maintaining the optionality of multiple development opportunities through established joint venture partnerships across the combined portfolio of vast undeveloped acreage in multiple high-returning basins. A portion of the acquisition directly offsets Diversified’s core Western Anadarko position with active development in the Cherokee Play, and provides a new Permian asset base with multiple zones in the Northern Delaware Basin.

The combined company is expected to generate substantial free cash flow, delivering strong, consistent shareholder value creation through disciplined debt reduction, a sustainable fixed dividend, and strategic share repurchases. The combined company will have an enterprise value of approximately $3.8 billion and operate across five distinct operating regions, with a combined production base of approximately ~1,200 MMcfe/d (~200 Mboe/d).

OPERATING AND FINANCIAL METRICS

USD Millions unless otherwise noted	Diversified	Maverick
Current Production (MMcfe/d)	~850	~350
Commodity Mix	~85% Natural Gas ~15% Liquids	~45% Natural Gas ~55% Liquids
Total Revenue, Inclusive Settled Hedges(a)	~$940	~$900
Adjusted EBITDA(b)	~$555	~$380
Free Cash Flow(c)	~$220	~$125
EV/EBITDA(d)	~4.5x	~3.3x
Leverage(e)	2.9x	1.8x
PV-10 of Total Proved Reserves(f)	~$3.9 Billion	~$2.1 Billion
PV-10 of PDP Only(f)	~$3.9 Billion	~$1.7 Billion

For the twelve-month period ended September 30, 2024 unless otherwise noted

CEO COMMENTARY

Rusty Hutson, Jr., CEO of Diversified, commented:

“This acquisition expands our unique and highly focused energy production company with a complementary portfolio of attractive, high-quality assets. We have a proven track record of unlocking value from acquisitions while maintaining our commitment to sustainability leadership, and this acquisition provides us with great assets and employees that complement this strategy. The acquired producing assets have demonstrated leading well performance and are a natural fit with our operating advantage and existing acreage. Notably, the combined footprint in Oklahoma and the Western Anadarko Basin creates one of the largest in terms of production and acreage, which includes the emerging Cherokee formation.

Diversified shareholders will share in the significant upside potential of the combined company, with its cash flow projected to provide durable and consistent returns and enabling significant debt reduction, further enhancing our long-term value creation proposition. We view commodity, geography, asset, and business segment diversification as strategic advantages that drive more resilient and consistent free cash flow and long-term value creation for our combined company.

Diversified anticipates benefiting from the additional capital investment optionality for organic cash flow generation from joint venture partnerships that continue to optimize our combined high-quality asset base.  We plan to leverage Maverick’s experienced technical asset development team to unlock undeveloped acreage potential through an even larger combined footprint, and I am confident that Diversified’s management team will bring its expertise in efficiently integrating acquisitions to further expand our Smarter Asset Management practices.

We have created a strong platform of people and financial resources to build and operate an organization that continues to be the Right Company at the Right Time to responsibly produce American energy, deliver reliable free cash flow, and drive shareholder value.”

Rick Gideon, CEO of Maverick Natural Resources:

“Today marks an important milestone for all of us at Maverick Natural Resources. We have great respect for the innovative approach and stewardship demonstrated by the team at Diversified and are pleased to enter into this partnership. Maverick has built a strong foundation of execution and efficiency across our portfolio, and we look forward to combining our complementary portfolio of assets with Diversified. I would also like to express my gratitude to the team at Maverick for their hard work and dedication in supporting our strategic efforts and contributing to this achievement.”

Jeannie Powers, Managing Director and Head of Domestic Traditional Energy, EIG:

“We are extremely pleased to have entered into this acquisition and look forward to contributing as a core shareholder. We aim to work closely with the Diversified management team and Board to support the Company's focus on delivering long-term value.  Diversified is uniquely positioned in the upstream space with a differentiated business model and a history of operational excellence. The combination of Maverick’s assets with Diversified’s existing footprint represents a strategic opportunity that we believe can support value creation for all stakeholders.”

COMPELLING STRATEGIC AND FINANCIAL RATIONALE

•
Value Maximizing Combination: The Acquisition is expected to be accretive to key metrics including cash flow, leverage, and valuation multiples. The assets are being acquired at approximately 3.3 times LTM Adj. EBITDA(g). The combined company had approximately $1.8 billion in combined revenue(g), and approximately $345 million in combined free cash flow(g). The acquisition provides meaningful free cash flow accretion, with combined adjusted per unit EBITDA margins in excess of 2.00 per Mcfe(g).

•
Strong Financial Position, Liquidity and Capital Markets Access: Leverage accretive acquisition that integrates additional investment-grade ABS notes, allowing for a natural deleveraging process.  Additional size and scale enhances the Company’s trading liquidity and access to capital markets, bolstering its ability to efficiently finance its business and pursue bolt-on accretive acquisitions.

•
Multi-Basin Exposure and Scale: Combination enhances position in core geographies across Appalachia, the Western Anadarko, Permian, Barnett, and Ark-La-Tex regions, with commodity product diversification, including beneficial exposure to oil markets, to create a more resilient market cycle risk profile and more durable revenue. This multi-basin scale also provides capital investment optionality for organic growth by acquisition or growth by high returns joint venture partnership development projects.

•
Unique Operational Approach: Company focused on responsible operations and stewardship of existing energy infrastructure assets, including well optimization and managing the assets by leveraging technology, vertical integration, and scale to the ultimate end of life. By leveraging the complementary operations focus, utilizing technology, aligning resources, and sharing expertise, Diversified is poised to optimize performance, extract substantial value, and drive growth.

•
Commitment to Stewardship and Environmental Performance: Combined company focus on achieving tangible targets, and dedicated actions to driving sustainability, transparency, and environmental progress through asset improvement and optimization practices, data-driven innovation of ongoing measurement, monitoring, and mitigation of emissions.

•
Proven Process to Capture Synergies: Diversified’s established integration playbook and corporate infrastructure are anticipated to unlock significant and sustainable value with fast, effective and efficient integration. Familiarity with the asset base and the combined density provides considerable expense savings and a meaningful earnings contribution.

TRANSACTION DETAILS

The gross Acquisition value of $1,275 million (inclusive of debt assumption) represents an approximate 3.3 times LTM EBITDA(g) multiple. Consideration is expected to be satisfied through the assumption of approximately $700 million of Maverick debt outstanding associated with its RBL, an ABS amortizing note and other outstanding credit, the  issuance of approximately 21.2 million new U.S. dollar-denominated Diversified Ordinary Shares to the unitholders of Maverick valued at approximately $345 million at signing, and approximately $207 million in cash, with the mix of Ordinary Shares and cash subject to adjustment based on the outstanding amount of Maverick’s RBL at Completion.

The combined company will have an enterprise value of approximately $3.8 billion as of signing. Upon completion, EIG will own approximately 20% of the outstanding Ordinary Shares, inclusive of the Ordinary Shares currently owned from previous transactions. The Ordinary Shares will be subject to a customary lock-up agreement.

The Company has received commitments for  $900 million on a new upsized $1.5 billion, four-year credit facility which incorporates both the existing Diversified RBL and the new RBL assets from Maverick as collateral.  The amended and restated credit facility provides necessary liquidity for the cash consideration of the acquisition and to refinance Maverick’s RBL. Additionally, the Company intends to undertake potential refinancings related to other credit products outside of the Company’s credit facility.

The Acquisition is subject to a $50 million break fee payable by Diversified Gas & Oil Corporation in certain circumstances.

LEADERSHIP AND GOVERNANCE

The Company will continue to be led by its proven management team that reflects the strengths and capabilities of the organization. Upon closing, Mr. Hutson will continue to serve as Chief Executive Officer and as a member of the Board. Diversified’s current Chair of the Board, David Johnson, will continue to serve as the Chair of the Company’s Board.

Upon completion of the Acquisition, the Company’s Board will consist of eight directors, six of whom are members of the current Diversified Board, including Mr. Hutson, and two of whom will be designated by EIG.

Due to other commitments, Sylvia Kerrigan has resigned from the Company’s Board of Directors effective as of January 24, 2025. Ms. Kerrigan, who has been a member of the Board since 2021, is leaving the Board in good standing and on amicable terms.  Upon her departure from the Board, it is expected that the current Board and Remuneration committee member David Turner has been appointed chair of the Remuneration Committee and join the Nomination and Governance Committee effective January 25, 2025. Additionally, Sandy Stash will be appointed lead independent director effective January 25, 2025.

David Johnson, Non-Executive Chairman of the Board, commented:

"On behalf of our Board and Diversified's management team, we thank Sylvia for her service to the Company. We have valued and appreciated her insight and industry expertise. We wish her well in her future endeavors."

BOARD STATEMENT

The Board unanimously considers the Acquisition to be in the best interests of the shareholders of the Company as a whole. The Board believes the Acquisition would provide Diversified with significantly increased scale, long-term free cash generation, superior unit cash margins, low decline production base, a compelling environmental profile, and a robust regional consolidation opportunity.

TIMING AND APPROVALS

The Acquisition, which is expected to close during the first half of 2025, has been unanimously approved by the Board.

Completion is subject to customary closing conditions, including, among others, regulatory clearance and approval by Diversified shareholders for the issue and allotment of the Ordinary Shares pursuant to the Agreement.

ADVISORS

Citi is serving as financial and transaction advisor to Diversified.  Truist and Stifel are serving as additional advisors to Diversified. Gibson, Dunn & Crutcher LLP and Latham & Watkins (London) LLP are serving as legal advisor to Diversified on the Acquisition. KeyBanc is serving as Administrative Agent and KeyBanc Capital Markets is the Lead Arranger on Diversified’s debt financing in connection with the Acquisition. Jefferies Securities is serving as financial advisor and Kirkland & Ellis LLP is serving as legal advisor to Maverick and EIG.

UK LISTING RULES

The Acquisition, because of its size in relation to Diversified, constitutes a “significant transaction” for the purposes of the Listing Rules, and is therefore notifiable in accordance with UKLR 7.3.1R and 7.3.2R. Additional details as required under the Listing Rules are presented in Appendix 1.

PRESENTATION AND WEBCAST

Diversified will host a conference call and webcast today at 1:30 p.m. GMT (8:30 a.m. EST) to discuss the Acquisition.

The conference call details are as follows:
U.S. (toll-free)	+	1 877 836 0271
U.K. (toll-free)	+	44 (0)800 756 3429
Webcast		https://www.div.energy/news-events/ir-calendarevents
Replay Information		https://ir.div.energy/financial-info

A presentation detailing the acquisition will be posted to the Company’s website before the conference call. The presentation can be found at https://ir.div.energy/presentations.

a)	Total revenue, inclusive of settled hedges, includes the impact of derivatives settled in cash; for more information, please refer to “Use of Non-IFRS Measures”
b)
Adjusted EBITDA presented for the twelve-month period ended September 30, 2024; Adjusted EBITDA for Maverick excludes certain non-recurring items primarily relating to restructuring and other transactional costs and is not adjusted for the divestiture of East Texas assets subsequent to the measurement period; Adjusted EBITDA for Diversified includes the annualized effect of acquisitions performed during the measurement period; for more information, please refer to “Use of Non-IFRS Measures”

c)
DEC Enterprise Value / Adjusted EBITDA (“EV/EBITDA”) calculated using Pro Forma Adjusted EBITDA for the twelve-month period ended September 30, 2024 and enterprise value (“EV”) as of January 17, 2025; Maverick EV/EBITDA multiple based on gross Acquisition value divided by the Acquisition’s Adjusted EBITDA for the twelve-month period ended September 30, 2024

d)
Free Cash Flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest; for more information, please refer to “Use of Non-IFRS Measures”

e)
Leverage is measured as Net Debt divided by Adjusted EBITDA; as used herein, Net Debt represents total debt as recognized on the balance sheet, less cash and restricted cash at September 30, 2024; for more information, please refer to “Use of Non-IFRS Measures”

f)
PV-10 for Diversified as reported in the Company’s Annual Report for the year ended December 31, 2023 adjusted to reflect the impact of the acquisitions undertaken during calendar year 2024 ; PV-10 for Maverick calculated using historical production data, asset-specific type curves and an effective date of June 1, 2024 using  the 10-year NYMEX strip at January 10, 2025 and excluding assets divested in October of 2024; for more information, please refer to “Use of Non-IFRS Measures”

g)	For the twelve-month period ended September 30, 2024; does not include the impact of any potential or expected synergies

CONTACTS

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Media Relations

About Diversified

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our unique differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value. For additional information, please visit Diversified’s website at div.energy.

About Maverick

Maverick is a private oil and gas company headquartered in Houston, Texas. Maverick specializes in the management of mature upstream assets through application of automation and data-science technology while focusing on safety, emissions, and environmental responsibility. For additional information, please visit Maverick’s website at www.mavresources.com.

About EIG

EIG is a leading institutional investor in the global energy and infrastructure sectors with $24.5 billion assets under management as of September 30, 2024. EIG specializes in private investments in energy and energy-related infrastructure on a global basis. During its 42-year history, EIG has committed over $49.3 billion to the energy sector through 415 projects or companies in 44 countries on six continents. EIG’s clients include many of the leading pension plans, insurance companies, endowments, foundations and sovereign wealth funds in the U.S., Asia and Europe. EIG is headquartered in Washington, D.C. with offices in Houston, London, Sydney, Rio de Janeiro, Hong Kong and Seoul. For additional information, please visit EIG’s website at www.eigpartners.com.

Forward-Looking Statements

This announcement includes forward-looking statements. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as "believe", "expects", "targets", "may", "will", "could", "should", "shall", "risk", "intends", "estimates", "aims", "plans", "predicts", "continues", "assumes", “projects”, "positioned" or "anticipates" or the negative thereof, other variations thereon or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this announcement and include statements regarding the intentions, beliefs or current expectations of management or the Company concerning, among other things, statements regarding the Acquisition, including its timing, benefits and impact,  descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future operational and financial performance, and the results of operations, financial condition, prospects, growth, strategies and dividend policy of the Company and the industry in which it operates. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company's control and all of which are based on management's current beliefs and expectations about future events, including the expected timing and likelihood of completion of the Acquisition, including the timing, receipt and terms and conditions of any required government or regulatory approvals of the Acquisition that could reduce anticipated benefits or cause the parties to abandon the Acquisition, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Diversified may not approve the issuance of new shares of common stock in the Acquisition, the risk that the parties may not be able to satisfy the conditions to the Acquisition in a timely manner or at all, the risk that any announcements relating to the Acquisition could have adverse effects on the market price of Diversified’s common stock, the risk that the Acquisition and its announcement could have an adverse effect on the ability of Diversified and Maverick to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Acquisition could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may not achieve synergies as expected and other important factors that could cause actual results to differ materially from those projected.

Use of Non-IFRS Measures and Non- GAAP Measures

Certain key operating metrics that are not defined under IFRS and GAAP (alternative performance measures) are included in this announcement. These Non-IFRS and Non-GAAP measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other Non-IFRS and Non-GAAP metrics in the same way, the manner in which we have chosen to calculate the Non-IFRS and Non-GAAP metrics presented herein may not be compatible with similarly defined terms used by other companies. The Non-IFRS and Non-GAAP metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS and GAAP. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems.

Adjusted EBITDA

As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization. Adjusted EBITDA includes adjusting for items that are not comparable period-over-period, namely, accretion of asset retirement obligation, other (income) expense, loss on joint and working interest owners receivable, (gain) loss on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and items of a similar nature. Adjusted EBITDA should not be considered in isolation or as a substitute for operating profit or loss, net income or loss, or cash flows provided by operating, investing, and financing activities. However, we believe such a measure is useful to an investor in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business performance; (2) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of our Credit Facility financial covenants; and (4) is used by us as a performance measure in determining executive compensation.

Per-Unit Adjusted EBITDA Margin

As used herein per-unit adjusted EBITDA margin represents the amount of Adjusted EBITDA per unit of production.

Diversified Energy

The following table presents a reconciliation of the IFRS Financial measure of Net Income (Loss) to Adjusted EBITDA and per-unit adjusted EBITDA margin for each of the periods listed:

	For the Twelve Months Ended
Amounts in 000's	September 30, 2024	December 31, 2023
Income (loss) available to ordinary shareholders after taxation	$194,559	$759,701
Finance costs	134,173	134,166
Accretion of asset retirement obligation	28,639	26,926
Other (income) expense	(1,022)	(385)
Income tax (benefit) expense	43,806	240,643
Depreciation, depletion and amortization	237,704	224,546
Gain on bargain purchase	—	—
(Gain) loss on fair value adjustments of unsettled financial instruments	(264,130)	(905,695)
(Gain) loss on oil and gas programme and equipment(a)	1,779	20
(Gain) loss on sale of equity interest	(18,440)	(18,440)
Unrealized (gain) loss on investment	(7,043)	(4,610)
Impairment of proved properties	41,616	41,616
Costs associated with acquisitions	13,191	16,775
Other adjusting costs(b)	27,684	17,794
Loss on early retirement of debt	12,284	—
Non-cash equity compensation	8,234	6,494
(Gain) on foreign currency hedge	—	521
(Gain) loss on interest rate swap	(200)	2,722
Total Adjustments	258,275	(216,907)
Adjusted EBITDA	$452,834	$542,794
Pro forma TTM adjusted EBITDA(c)	$555,456	$549,258

Adjusted EBITDA	$452,834	$542,794
Total Production (MMcfe)	283,474	299,632
Per-unit adjusted EBITDA margin ($/Mcfe)	$1.60	$1.81

(a) Excludes proceeds received for leasehold sales.

(b) Other adjusting costs for the year ended December 31, 2023 were primarily associated with legal and professional fees related to the U.S. listing, legal fees for certain litigation, and expenses associated with unused firm transportation agreements.

(c) Pro forma TTM adjusted EBITDA includes adjustments for respective twelve month periods to pro forma results for the full twelve-month impact of intra-period acquisitions (September 30, 2024: Oaktree, Crescent Pass Energy; September 30, 2023: Tanos Energy Holdings II LLC; December 31, 2023: Tanos Energy Holdings II LLC)

Maverick Natural Resources

The following table presents a reconciliation of the GAAP Financial measure of Net Income (Loss) to Adjusted EBITDA per-unit adjusted EBITDA marginfor each of the periods listed:

	For the Twelve Months Ended
Amounts in 000's	September 30, 2024	December 31, 2023
Net Income (Loss)	$126,448	$256,281
Loss (gain) on commodity derivative instruments	(170,953)	(145,934)
Commodity derivative instrument settlement payments	16,020	(46,722)
Depletion, depreciation, and amortization expense	177,793	166,488
Impairment of oil and natural gas properties	114,958	66,785
Interest expense	83,924	62,176
Restructuring costs	8,853	1,631
Gain on sale of assets	(2,274)	(1,090)
Income tax expense (benefit)	1,168	604
Other income, net	(2,968)	(1,130)
Transaction, Integration & Other Costs	28,311	29,371
Total Adjustments	254,832	132,179
Adjusted EBITDA	$381,280	$388,460

Adjusted EBITDA	$381,280	$388,460
Total Production (MMcfe)	129,982	145,517
Per-unit adjusted EBITDA margin ($/Mcfe)	$2.93	$2.67

Net Debt and Net Debt-to-Adjusted EBITDA

As used herein, net debt represents total debt as recognized on the balance sheet less cash and restricted cash. Total debt includes our borrowings under the Credit Facility and our borrowings under or issuances of, as applicable, our subsidiaries’ securitization facilities, excluding original issuance discounts and deferred finance costs. We believe net debt is a useful indicator of our leverage and capital structure.

As used herein, net debt-to-adjusted EBITDA, or “leverage” or “leverage ratio,” is measured as net debt divided by adjusted trailing twelve-month EBITDA. We believe that this metric is a key measure of our financial liquidity and flexibility and is used in the calculation of a key metric in one of our Credit Facility financial covenants.

The following tables presents a reconciliation of the IFRS and GAAP Financial measure of Total Non-Current Borrowings to the Non-IFRS and Non-GAAP measure of Net Debt and a calculation of Net Debt-to-Adjusted EBITDA and Net Debt-to-Pro Forma Adjusted EBITDA for each of the periods listed:

Diversified Energy

	As at
Amounts in 000's	September 30, 2024	December 31, 2023
Total non-current borrowings	$1,486,997	$1,075,805
Current portion of long-term debt	210,213	200,822
LESS: Cash	(9,013)	(3,753)
LESS: Restricted cash	(49,678)	(36,252)
Net Debt	1,638,519	1,236,622
TTM Adjusted EBITDA	452,834	542,794
Pro forma TTM adjusted EBITDA(a)	$555,456	$549,258
Net debt-to-pro forma TTM adjusted EBITDA	2.9x	2.3x

(a) Pro forma TTM adjusted EBITDA includes adjustments for respective twelve month periods to pro forma results for the full twelve-month impact of intra-period acquisitions (September 30, 2024: Oaktree, Crescent Pass Energy; September 30, 2023: Tanos Energy Holdings II LLC; December 31, 2023: Tanos Energy Holdings II LLC)

Maverick Natural Resources

	As at
Amounts in 000's	September 30, 2024	December 31, 2023
Total non-current borrowings	$657,292	$697,405
Current portion of long-term debt	113,544	110,254
LESS: Cash	(40,137)	(53,263)
LESS: Restricted cash	(36,736)	(31,936)
Net Debt	693,963	722,460
TTM Adjusted EBITDA	381,280	388,460
Net debt-to-adjusted EBITDA	1.8x	1.9x

Free Cash Flow

As used herein, free cash flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest. We believe that free cash flow is a useful indicator of our ability to generate cash that is available for activities other than capital expenditures. Diversified’s Board of Directors believe that free cash flow provides investors with an important perspective on the cash available to service debt obligations, make strategic acquisitions and investments, and pay dividends.

The following tables presents a reconciliation of the IFRS and GAAP Financial measure of Net Cash from Operating Activities to the Non-IFRS and Non-GAAP measure of Free Cash Flow for each of the periods listed:

Diversified Energy

	For the Twelve Months Ended
Amounts in 000's	September 30, 2024	December 31, 2023
Net cash provided by operating activities	$385,084	$410,132
LESS: Expenditures on natural gas and oil properties and equipment	(49,730)	(74,252)
LESS: Cash paid for interest	(115,769)	(116,784)
Free cash flow	$219,585	$219,096

Maverick Natural Resources

	For the Twelve Months Ended
Amounts in 000's	September 30, 2024	December 31, 2023
Net cash provided by operating activities	$279,005	$308,261
LESS: Expenditures on natural gas and oil properties and equipment	(156,102)	(286,420)
LESS: Cash paid for interest(a)	n/a	n/a
Free cash flow	$122,903	$21,841
(a) For the periods presented, Cash Paid for Interest is included within the calculation of Maverick Natural Resources’ Net Cash Provided by Operating activities

Total Revenue, Inclusive of Settled Hedges and Adjusted EBITDA Margin

As used herein, total revenue, inclusive of settled hedges, includes the impact of derivatives settled in cash. We believe that total revenue, inclusive of settled hedges, is a useful because it enables investors to discern our realized revenue after adjusting for the settlement of derivative contracts.

The following table presents a reconciliation of the IFRS Financial measure of Total Revenue to the Non-IFRS measure of Total Revenue, Inclusive of Settled Hedges and a calculation of Adjusted EBITDA Margin for each of the periods listed:

Diversified Energy

	For the Twelve Months Ended
Amounts in 000's	September 30, 2024	December 31, 2023
Total revenue(a)	$754,878	$868,263
Net gain (loss) on commodity derivative instruments(b)	183,876	178,064
Total revenue, inclusive of settled hedges	938,754	1,046,327
Adjusted EBITDA	$452,834	$542,794

Adjusted EBITDA margin	48%	52%
Adjusted EBITDA Margin, exclusive of Next LVL Energy	49%	53%

(a) Excludes proceeds received for leasehold sales.

(b) Net gain (loss) on commodity derivative settlements represents cash (paid) or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.

Maverick Natural Resources

	For the Twelve Months Ended
Amounts in 000's	September 30, 2024	December 31, 2023
Total revenue	$880,107	$977,390
Net gain (loss) on commodity derivative instruments(a)	16,020	(46,722)
Total revenue, inclusive of settled hedges	896,127	930,668
Adjusted EBITDA	$381,280	$388,460

Adjusted EBITDA margin	43%	42%

(a) Net gain (loss) on commodity derivative settlements represents cash (paid) or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.

PV-10

PV-10 is a non-IFRS financial measure and generally differs from Standardized Measure, the most directly comparable IFRS measure, because it does not include the effects of income taxes on future net cash flows. While the Standardized Measure is free cash dependent on the unique tax situation of each company, PV-10 is based on a pricing methodology and discount factors that are consistent for all companies. In this announcement, PV-10 is calculated using NYMEX pricing. It is not practicable to reconcile PV-10 using NYMEX pricing to standardized measure in accordance with IFRS at this time. Investors should be cautioned that neither PV-10 nor the Standardized Measure represents an estimate of the fair market value of proved reserves.

Important Notices

The information contained in this announcement is inside information as stipulated under the UK Market Abuse Regulation. Upon publication of this announcement, this inside information is now considered to be in the public domain. The information contained in this announcement is for information purposes only and does not purport to be complete. The information in this announcement is subject to change.

This announcement is an announcement and not a circular or equivalent document and prospective investors should not make any investment decision on the basis of its contents. Nothing in this announcement constitutes an offer of securities for sale in any jurisdiction.

Stifel, Nicolaus Europe Limited (“Stifel”) is authorized and regulated in the United Kingdom by the FCA. Stifel is acting exclusively as sponsor for the Company and no one else in connection with the Acquisition and will not regard any other person as a client in relation to the Acquisition or the contents of this announcement and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Stifel nor for providing advice in relation to or in connection with the contents of this announcement, the Acquisition or any matter referred to in this announcement.

No person has been authorized to give any information or to make any representations other than those contained in this announcement and, if given or made, such information or representations must not be relied on as having been authorized by the Company. Subject to the Listing Rules and the Disclosure Guidance and Transparency Rules of the FCA, the issue of this announcement shall not, in any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this announcement or that the information in it is correct as at any subsequent date.

Completion is subject to the satisfaction of a number of conditions as more fully described in this announcement. Consequently, there can be no certainty that completion of the Acquisition will be forthcoming.

The contents of this announcement are not to be construed as legal, business or tax advice. Each shareholder should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice respectively.

Appendix 1

Key Terms of the Acquisition

Agreement

Upon the terms and subject to the conditions in the Agreement, Diversified will acquire Maverick through a merger of a newly formed subsidiary of DGOC with and into Maverick, with Maverick surviving the merger as a subsidiary of DGOC. At Completion, Maverick unitholders will receive $207.1 million in cash and 21.2 million in Ordinary Shares, subject to adjustment in accordance with the terms of the Agreement.

Completion of the Acquisition is subject to various customary closing conditions, including, among other things, (i) requisite approval by DEC shareholders, (ii) expiration of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) NYSE approval, (iv) publication of the UK prospectus and (v) the accuracy of each party’s representations and warranties (subject to certain materiality qualifiers) and compliance by each party with its covenants under the Agreement in all material respects.

The Agreement contains customary representations, warranties and covenants for a transaction of this nature. The Agreement also contains customary pre-closing covenants, including the obligation of each of Diversified and Maverick to conduct their respective businesses in the ordinary course consistent with past practice and to refrain from taking certain specified actions without the consent of the other party.

The Agreement provides that, during the period from the date of the Agreement until the closing, each of Diversified and Maverick will be subject to certain restrictions on their ability to solicit or respond to alternative business combination proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative business combination proposals. Diversified’s non-solicitation covenant is subject to customary exceptions for a public company.

The Agreement contains certain termination rights for Diversified and Maverick, including: (i) upon mutual written consent; (ii) for either Diversified or Maverick, if (A) the closing of the Acquisition is not consummated by June 30, 2025; (B) a final non-appealable order enjoining the Acquisition is entered into by any governmental entity; or (C) the required approval of Diversified’s shareholders is not obtained, (iii) for Diversified or Maverick, as applicable, if the other party breaches its covenants, representations or warranties such that any of the related closing conditions in the Agreement would not be satisfied, subject to a specified cure period, (iv) for Maverick, if (A) prior to receipt of the requisite Diversified shareholder approval, Diversified’s board makes a change of recommendation, does not include its recommendation in the prospectus or publicly proposes to do the foregoing, or Diversified materially breaches its non-solicitation obligations or (B) all closing conditions have been satisfied or waived but Diversified fails to close when required under the Agreement or (v) for Diversified, at any time prior to the receipt of its shareholder approval in order to enter into a definitive agreement with respect to a superior proposal. The termination rights are subject to important qualifications.

The Agreement further provides that, if the Agreement is terminated by (i) Maverick in the event that (A) the Diversified board changes its recommendation, (B) Diversified materially breaches its non-solicitation obligations or (C) Diversified fails to close the Acquisition when required under the Agreement and all closing conditions have been satisfied or waived, (ii) Diversified to accept a superior proposal or (iii) Diversified or Maverick at the occurrence of the outside date under the Agreement at a time when Diversified requisite shareholder approval has not been obtained and Maverick would have been permitted to terminate the Agreement due to a change in recommendation by Diversified’s board or Diversified’s material breach of its non-solicitation obligations, DGOC will be required to pay Maverick a termination fee equal to $50 million (the “Termination Fee”).

If prior to Diversified’s shareholders meeting, (i) an acquisition proposal related to Diversified is publicly proposed or otherwise communicated and not withdrawn at least five business days before such meeting and (ii) the Agreement is terminated by Maverick due to (A) the occurrence of the outside date under the Agreement, (B) a material breach of the non-solicitation obligations of Diversified or (C) the failure to obtain the required approval of Diversified’s shareholders, and within 12 months after such termination, a definitive agreement is entered into with respect to a qualifying acquisition proposal or Diversified consummates a qualifying acquisition proposal, then DGOC would be required to pay Maverick the Termination Fee.

If the Agreement is terminated because of a failure of Diversified’s shareholders to approve the share issuance contemplated by the Agreement, and a termination fee is not then payable, DGOC will be required to pay to Maverick up to $9,000,000 as reimbursement for fees and expenses incurred by Maverick in connection with the Acquisition. In no event will DGOC be required to pay the Termination Fee on more than one occasion, and if Maverick is entitled to receive the Termination Fee after it has already received an expense reimbursement, the Termination Fee will be paid net of the expense reimbursement received.

Registration Rights Agreement

At Completion, Diversified will enter into a registration rights agreement with Maverick unitholders receiving at least 1% of the Ordinary Shares outstanding as of the closing of the Acquisition pursuant to which Diversified will agree to, on the terms set forth therein, file with the U.S. Securities and Exchange Commission a registration statement registering for resale of Ordinary Shares comprising the share consideration issued in the Acquisition (the “New Shares”). The registration rights agreement provides for a lockup of six months for 33% of the New Shares held by parties to the registration rights agreement, nine months for an additional 33% of the New Shares, and one year for the remaining 34% of New Shares. Other holders of New Shares will generally not be able to sell the New Shares for six months, under US law.

Relationship Agreement

At Completion, Diversified will enter into a relationship agreement with EIG pursuant to which, for so long as EIG (together with its affiliates) holds, in the aggregate (a) no fewer than 20% of the ordinary shares in the Company, EIG shall be entitled to nominate for appointment two non-executive directors to the Board, and (b) fewer than 20% but no fewer than 10% of the ordinary shares in the Company, EIG shall be entitled to nominate for appointment one non-executive director to the Board.

Maverick Financial Information

The gross assets of Maverick as at 30 September 2024 amounted to $1.9 billion. For the twelve-month period ended 30 September 2024, revenue and other income items of Maverick was $1.1 billion and $(3) million, and net income (loss) was $126 million.

Risk Factors

The Acquisition is subject to a number of risks. The risks and uncertainties set out below are those which the Directors believe are the material risks relating to the Acquisition, material new risks to the Group as a result of the Acquisition or existing material risks to the Group which will be impacted by the Acquisition. If any, or a combination of, these risks actually materialize, the business, results of operations, financial condition, cash flows or prospects of the Enlarged Group could be materially and adversely affected. The risks and uncertainties described below are not intended to be exhaustive and are not the only ones that face the Group.

The information given is as at the date of this announcement and, except as required by the FCA, the London Stock Exchange, the Listing Rules, UK Market Abuse Regulations and/or any regulatory requirements or applicable law, will not be updated. Additional risks and uncertainties not currently known to the Directors or that they currently deem immaterial, may also have an adverse effect on the business, financial condition, results of operations and prospects of the Group. If this occurs, the price of the Ordinary Shares may decline and Shareholders could lose all or part of their investment.

The completion of the Acquisition is subject to the satisfaction (or waiver, if applicable) of certain conditions; and if the Acquisition does not complete because any of the conditions are not satisfied (or waived, if applicable), the Company will not realize the perceived benefits of the Acquisition.

The completion of the Acquisition is subject to the satisfaction of various customary closing conditions, including, among other things, (i) approval by DEC shareholders, (ii) expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) NYSE approval, (iv) publication of the UK prospectus and (v) the accuracy of each party’s representations and warranties (subject to certain materiality qualifiers) and compliance by each party with its covenants under the Agreement in all material respects. Failure to satisfy or, where appropriate, obtain waiver of any of these conditions may result in the proposed Acquisition not being completed. In addition, satisfying the outstanding conditions may take longer, and could cost more, than the Company and Maverick expect. Any delay in completing the proposed Acquisition may adversely affect the Company and the benefits that the Company expects to achieve if the Acquisition is completed within the expected timeframe, which could materially and adversely affect the business, results of operations, financial condition, cash flows or prospects of the Group.

There can be no assurance that the conditions to the closing of the Acquisition will be satisfied, waived or fulfilled in a timely fashion or that the Acquisition will be completed.

The Company's business relationships may be subject to disruption due to uncertainty associated with the Acquisition.

Parties with which Diversified does business may experience uncertainty associated with the Acquisition, including with respect to current or future business relationships with Maverick, Diversified or the combined business. Diversified’s business relationships may be subject to disruption as parties with which Maverick or Diversified does business may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Maverick, Diversified or the combined business. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of the combined business, including an adverse effect on Diversified’s ability to realize the anticipated benefits of the Acquisition. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in completion of the Acquisition or termination of the Agreement, which could materially and adversely affect the business, results of operations, financial condition, cash flows or prospects of the Group.

The Agreement restricts Diversified’s ability to pursue alternatives to the Acquisition.

The Agreement contains provisions that restrict the ability of Diversified to enter into a business combination with a party other than Maverick. In addition, DGOC will be required to pay the Termination Fee under certain circumstances, including to accept a superior proposal.

Failure to complete Acquisition could negatively impact the price of the Ordinary Shares and the future business and financial results of Diversified.

If the Acquisition is not completed for any reason, the ongoing businesses of Diversified may be adversely affected, and without realizing any of the benefits of having completed the Acquisition, Diversified would be subject to a number of risks, including the following:

•	Diversified may experience negative reactions from the financial markets, including negative impacts on its share price;

•	Diversified may experience negative reactions from its customers, vendors, business partners, regulators and employees;

•	Diversified will be required to pay certain costs relating to the Acquisition, whether or not the Acquisition is completed;

•
the Agreement places certain restrictions on the conduct of Diversified’s business prior to completion of the Acquisition, and such restrictions, the waiver of which is subject to the written consent of Maverick (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications, may delay or prevent Diversified from taking certain other specified actions, responding effectively to competitive pressures or industry developments or otherwise pursuing business opportunities during the pendency of the Acquisition that Diversified would have made, taken or pursued if these restrictions were not in place;

•
Diversified could be subject to litigation related to any failure to complete the Acquisition or related to any enforcement proceeding commenced against Diversified to perform its obligations under the Agreement;

•
matters relating to the Acquisition (including integration planning) will require substantial commitments of time and resources by Diversified’s management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Diversified as an independent company; and

•	in the event of a termination of the Agreement under certain circumstances specified in the Agreement, DGOC may be required to pay a termination fee of $50 million to Maverick.

There can be no assurance that the risks described above will not materialize. If any of those risks materialize, they may materially and adversely affect the business, results of operations, financial condition, cash flows or prospects of the Group..

The levels of Maverick’s natural gas and oil reserves and resources, their quality and production volumes may be lower than estimated or expected.

The reserves data for Maverick contained in this announcement has not been audited by a third party. The standards utilized to prepare the reserves information that has been extracted in this announcement may be different from the standards of reporting adopted in other jurisdictions. The data found in the reserves information set forth in this announcement may not be directly comparable to similar information prepared in accordance with the reserve reporting standards of other jurisdictions.

In general, estimates of economically recoverable natural gas, natural gas liquids and oil reserves are based on a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological, geophysical and engineering estimates (which have inherent uncertainties), historical production from the properties or analogous reserves, the assumed effects of regulation by governmental agencies and estimates of future commodity prices, operating costs, gathering and transportation costs and production related taxes, all of which may vary considerably from actual results.

Underground accumulations of hydrocarbons cannot be measured in an exact manner and estimates thereof are a subjective process aimed at understanding the statistical probabilities of recovery. Estimates of the quantity of economically recoverable natural gas and oil reserves, rates of production and, where applicable, the timing of development expenditures depend upon several variables and assumptions, including the following:

•	production history compared with production from other comparable producing areas;

•	quality and quantity of available data;

•	interpretation of the available geological and geophysical data;

•	effects of regulations adopted by governmental agencies;

•	future percentages of sales;

•	future natural gas, natural gas liquids and oil prices;

•	capital investments;

•	effectiveness of the applied technologies and equipment;

•	effectiveness of our field operations employees to extract the reserves;

•	natural events or the negative impacts of natural disasters;

•	future operating costs, tax on the extraction of commercial minerals, development costs and workover and remedial costs; and

•	the judgment of the persons preparing the estimate.

As all reserve estimates are subjective, each of the following items may differ materially from those assumed in estimating reserves:

•	the quantities and qualities that are ultimately recovered;

•	the timing of the recovery of natural gas and oil reserves;

•	the production and operating costs incurred;

•	the amount and timing of development expenditures, to the extent applicable;

•	future hydrocarbon sales prices; and

•	decommissioning costs and changes to regulatory requirements for decommissioning.

Many of the factors in respect of which assumptions are made when estimating reserves are beyond Maverick’s and the Company’s control and therefore these estimates may prove to be incorrect over time. Evaluations of reserves necessarily involve multiple uncertainties. The accuracy of any reserves evaluation depends on the quality of available information and natural gas, natural gas liquids and oil engineering and geological interpretation. Furthermore, less historical well production data is available for unconventional wells because they have only become technologically viable in the past twenty years and the long-term production data is not always sufficient to determine terminal decline rates. In comparison, some conventional wells in Maverick’s portfolio have been productive for a much longer time. As a result, there is a risk that estimates of the shale reserves are not as reliable as estimates of the conventional well reserves that have a longer historical profile to draw on. Interpretation, testing and production after the date of the estimates may require substantial upward or downward revisions in the reserves and resources data. Moreover, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Actual production, revenues and expenditures with respect to reserves will vary from estimates and the variances may be material.

If the assumptions upon which the estimates of Maverick’s natural gas and oil reserves prove to be incorrect or if the actual reserves available to Maverick are otherwise less than the current estimates or of lesser quality than expected, the Enlarged Group may be unable to recover and produce the estimated levels or quality of natural gas, natural gas liquids or oil set out in this announcement and this may materially and adversely affect the business, results of operations, financial condition, cash flows or prospects of the Enlarged Group.

The PV-10 of the Maverick will not necessarily be the same as the current market value of Maverick’s estimated natural gas, natural gas liquids and oil reserves.

The present value of future net cash flows from the reserves of Maverick is the current market value of the estimated natural gas, natural gas liquids and oil reserves of Maverick. The PV-10 of Maverick is the present value of future cash flows from the reserves of Maverick given a discount rate of 10 per cent. Actual future net cash flows from Maverick's natural gas and oil properties will be affected by factors such as:

•	actual prices received for natural gas, natural gas liquids and oil;

•	actual cost of development and production expenditures;

•	the amount and timing of actual production;

•	transportation and processing;

•	access to transportation and processing systems and related tariffs and costs;

•	actual costs for decommissioning obligations; and

•	changes in governmental regulations or taxation.

The timing of both the production and the incurrence of expenses in connection with the development and production of the natural gas and oil properties of Maverick will affect the timing and amount of actual future net cash flows from reserves, and thus their actual present value. In addition, the 10% discount factor used when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with Maverick or the natural gas and oil industry in general. Actual future prices and costs may differ materially from those used in the present value estimate.

The Enlarged Group’s success will be dependent upon its ability to fully integrate Maverick and deliver the value of the combined underlying businesses; the full financial benefits expected from the Enlarged Group may not be fully achieved.

The Group and Maverick have operated and, until Completion, will continue to operate, independently and there can be no assurance that their businesses can be fully integrated effectively. The success of the Enlarged Group will depend, in part, on the effectiveness of the integration process and the ability of the Enlarged Group to realize the anticipated financial benefits from combining the respective businesses.

While the Directors believe that the financial benefits of the Acquisition and the costs associated with the Acquisition have been reasonably estimated, unanticipated events or liabilities may arise or become apparent which may, in turn, result in a delay or reduction in the benefits anticipated to be derived from the Acquisition, or in costs significantly in excess of those estimated. No assurance can be given that the integration process will deliver all or substantially all of the expected benefits or realize any such benefits within the assumed timeframe, or that the costs to integrate and achieve the financial benefits will not be higher than anticipated.

The Acquisition may have a disruptive effect on the Enlarged Group.

The Acquisition has required, and will continue to require, substantial amounts of investment, time and focus from the management teams and employees of the Group. Further, the demands that the integration process may have on management time could result in diversion of the attention of the Group’s management and employees from ongoing operations, pursuing other potential business opportunities and may cause a delay in other projects currently contemplated by the Group. To the extent that the Enlarged Group is unable to efficiently integrate the operations of the Group and Maverick, realize anticipated financial benefits, retain key personnel and avoid unforeseen costs or delay, there may be a material adverse effect on the business, results of operations, financial condition, cash flows or prospects of the Enlarged Group.

Service contracts of proposed directors

Under the terms of the Relationship Agreement, for so long as EIG (together with its affiliates) holds, in the aggregate (a) no fewer than 20% of the ordinary shares in the Company, EIG shall be entitled to nominate for appointment two non-executive directors to the Board, and (b) fewer than 20% but no fewer than 10% of the ordinary shares in the Company, EIG shall be entitled to nominate for appointment one non-executive director to the Board.

It is proposed that such nominated directors shall be appointed by EIG at Completion, and the nominated directors shall enter into appointment letters with the Company on terms substantially similar to those entered into by the existing non-executive directors of the Company

Definitions

The following definitions apply throughout this announcement unless the context requires otherwise:

“Acquisition”	the acquisition of Maverick by the Company pursuant to the Agreement.
“Agreement”	the merger agreement dated January 24, 2025 between, among others, the Company, DGOC and Maverick in connection with the Acquisition
“ABS”	asset backed securities
“Board”	the board of directors of the Company from time to time.
“Completion”	the completion of the Acquisition in accordance with the Agreement.
“Company”	Diversified Energy Company PLC
“DGOC”	Diversified Gas & Oil Corporation
“Directors”	the directors of the Company from time to time.
“EIG”	EIG Management Company, LLC.
“Enlarged Group”	the Company and its subsidiaries following Completion.
“FCA”	the Financial Conduct Authority.
“Group” or “Diversified”	the Company and its subsidiaries as at the date of this announcement.
“Listing Rules”	the UK Listing rules made by the FCA for the purposes of Part VI of the Financial Services and Markets Act 2000 (as amended), which came into effect on 29 July 2024.
“Maverick”	Maverick Natural Resources, LLC, a Delaware limited liability company.
“New Shares”	the Ordinary Shares constituting the share consideration
“Ordinary Shares”	the ordinary shares of £0.20 each in the capital of the Company.
“PDP”	Proved developed producing.
“RBL”	Reserves based lending
“Relationship Agreement”	the agreement proposed to be entered into between the Company and EIG at Completion, as more fully described in Appendix 1
“UK Market Abuse Regulation”
the UK version of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended from time to time.